New York Headquarters	Mr. Alexander E. Parker
1185 Avenue of the Americas, Floor 3	Senior Managing Director
New York, N.Y. 10036	E. alexander.parker@buxtonhelmsley.com
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F. +1 (212) 641-4349

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November 12, 2021

Former Directors - All Members	Ms. Joann Reed, Interim Director
Mallinckrodt Plc.	Mr. Carlos V. Paya, M.D., Ph. D., Interim Director
53 Frontage Road, Shelbourne Building	Mr. Angus Russell, Former Chairman
Hampton, N.J. 08827	Mr. J. Martin Carroll, Former Director
Mr. Paul R. Carter, Former Director
Mr. David Norton, Former Director
Ms. Anne C. Whitaker, Former Director
Mr. Mark Trudeau, Former Director
Mr. Kneeland Youngblood, Former Director
Mr. David Carlucci, Former Director
Ms. Stephanie Miller, Corporate Secretary

U.S. Securities and Exchange Commission	Mr. Gary Gensler, Chairman
100 F Street, NE	Ms. Allison Herren Lee, Commissioner
Washington, D.C. 20549	Ms. Hester M. Peirce, Commissioner
Mr. Elad L. Roisman, Commissioner
Ms. Caroline Crenshaw, Commissioner

Attn: Office of the Whistleblower

ENF-CPU (U.S. Securities & Exchange Commission) 14420 Albemarle Point Place, Suite 102 Chantilly, VA 20151-1750

Deloitte Touche Tohmatsu Limited	Board of Directors, All Members
30 Rockefeller Plaza, 41st Floor	Mr. Anthony Viel, Chief Executive Officer
New York, N.Y. 10112	Mr. Marc Perron, Chief Client Officer
Mr. Iseo Pasquali, Chief Business and Financial Officer

Office of the Director of Corporate Enforcement	Ms. Marian Lynch
16 Parnell Square	Ms. Xana McCarthy, Investigator
Dublin 1	Ms. Suzanne Gunne, Enforcement Lawyer
D01 W5C2, Ireland	Mr. Ian Drennan, Director of Corporate Enforcement

Re:   Departure of Ms. Brandi Robinson, SVP and Chief Communications Officer - Mallinckrodt Plc.

Ladies and Gentlemen of the Dismissed Board of Directors (the "Dismissed Board"):

The Buxton Helmsley Group, Inc. ("BHG") addresses this letter to the Dismissed Board, in response to the silent disappearance of Ms. Brandi Robinson, Chief Communications Officer of Mallinckrodt Plc. (the "Company"), from the Company's website.  How very interesting, that your Chief Communications Officer would apparently resign, along with your SVP of Finance, so suddenly, after such open letters to the U.S. Securities and Exchange Commission detailing all of this Company's board and management's fraud.  See the below Google indexing records, which is where it can be seen that Ms. Robinson's removal from the "Select Senior Leaders" page of the Mallinckrodt website occurred sometime after Google last crawled that page on November 7, 2021, at 9:33am GMT (4:33am ET).1   I do not blame Ms. Robinson for her decision to resign in the midst of such detailed fraud allegations, of numerous types, including accounting fraud (your SVP of Finance would not choose to resign days after an open latter pegging this Company on accounting fraud "just because" - she does not condone this Company's financial reporting, and sought the exit due to her moral compass, very clearly).  I can very much bet that Ms. Robinson is also a stellar communications professional, but it is pretty hard to "spin" the story of a fraud into something positive, and she clearly knew that any member of this management or Dismissed Board who remains standing behind the fraud and telling the story, is just as complicit and guilty.  The last standing member(s) of this senior management and Dismissed Board will look the most culpable.  I admire Mmes. Schaefer and Robinson's decision to preserve their reputation by not standing by what they know is wrong and illegal.  Again, it is so shocking that every director of this Dismissed Board is apparently entirely complicit in, and an active part of, perpetrating this fraud (electoral fraud and proxy fraud are bad enough, but accounting fraud is certainly most reprehensible).  Any one of you, even if you do not have a background in accounting, are far intelligent enough to know that you cannot give different statements of financials, to different parties, at the same time, depending on your agenda at the moment, and that is exactly what this Company is doing, and has been doing for months.  You also cannot tell stakeholders that there is money in an account on the books of the Company, when you supposedly know that value does not exist in reality (like you have attempted to claim no shareholder's equity exists in the bankruptcy court, while you continue to certify in financial statements that the shareholder's equity account does have over $1 billion in value, as of your latest audited financial statement); that is what happens in a Ponzi scheme, or a virtual mirror of what happened in Enron (concealing liabilities), if you are not aware.  You also know, even without having to refer to the FASB ASC codes (it is common sense), that if liabilities are so "hopelessly" true, it is fraud to conceal them from statements of financials signed off on by this Company (under your oversight), and that is exactly what this Company is doing, and has been doing for a long time, if you want to stick to your story in the bankruptcy court.  Mr. Reasons continues (and this Dismissed Board allows him to continue to) to sign off on financial statements fraudulently concealing such "hopeless" liabilities (far more than the "probable" threshold that requires their accrual in accounting records, which you very clearly "reasonably estimated" for everyone already in the bankruptcy court), even as of last week's 10-Q filing.2  Again, which story of liabilities is fraudulent?

_________________________________________
1 See Exhibit A and B.  Accessed November 9, 2021.
2 November 2, 2021, 10-Q filing for Mallinckrodt Plc.:  https://www.sec.gov/ix?doc=/Archives/edgar/data/1567892/000156789221000038/mnk-20210924.htm

I will clarify, after my last November 5, 2021, letter to this Dismissed Board, regarding Ms. Schaefer's resignation from her position as SVP of Finance, that if this Dismissed Board were to now hold the defaulted-on Companies Act of 2014, § 1111, extraordinary general meeting (as BHG told your Irish counsel, even Arthur Cox's senior partner, Mr. Courtney, who advised on that regulation, tells you that you can throw your balance sheet out the window in relation to that statute, and illustrates that you are over a year in default), while it is the only option to avoid an additional up to 6 months in prison and fines, that would mean you are aware that this Company is fraudulently certifying the existence of over $1 billion in shareholder's equity (as of your latest audited balance sheet).  Alternatively, if you want to stick to your balance sheet, then your claims in the bankruptcy court of no equity existing were entirely fraudulent (fictitious statements of financials being given to investors, through the bankruptcy court, which means up to 5 years in prison under the Companies Act of 2014, § 717).  If you do hold that Companies Act of 2014, § 1111, meeting, you are admitting that equity you (and your auditors) stood by as certifying to exist was mere fairy dust the whole time, which also means that this Company's Dismissed Board and management falsified financial statements (even still certifying the existence of the value, after claiming the value doesn't exist in the bankruptcy court), also being a direct category 2 offense under the Companies Act of 2014, § 717(a).  On the flip side, if you were to extrapolate your liabilities, to match your statements of financials in the bankruptcy court, especially when you said it would be improper to do so in the past, no one will believe you, and especially when there was no liability found in the case of People of the State of California v. Purdue Pharma LP et al., and when the Oklahoma Supreme Court just now overturned the liability found against Johnson & Johnson.  Very clearly, when there is no liability found against opioid manufacturers in trials (and such liabilities are being overturned), in more than one trial, your claim of opioid liabilities being "hopelessly" true (while, again, you have fraudulently concealed those liabilities from the balance sheet, with such an insistent claim alongside this Company's certified financial statements) could not ring hollower.  If you do book those liabilities to match your wildly different statements of financials and liability probabilities proclaimed in the bankruptcy court, then you are also directly admitting to the accounting fraud BHG has so detailed, which is also a category 2 offense of the Companies Act of 2014, § 717(a).  You cannot fix your books when someone calls you out for them being so supposedly beyond cooked (again, if you want to stick to your story in the U.S. Bankruptcy Court).  Even further still, if you wanted to back out of chapter 11 proceedings, claiming you now actually believe your balance sheet to be true (that net assets do indeed exist), that does not cure your over-a-year-long fraudulent concealment of claimed contingent liabilities, alongside wildly different statements of financials in the bankruptcy court, and the harm caused to investors over that span of that fraudulent concealment and false statements of financials (again, which story has been true/false, all along, out of all of the stories you are telling?), with those liabilities absolutely being required to be recognized under FASB ASC topic 450-20-25-2, even if merely "probable" (you gave your "reasonable estimates" in the bankruptcy court already), but still failed disclosure of and concealed, given your present statements of "hopeless" (far beyond "probable") probability of the liabilities in the U.S. Bankruptcy Court.  With BHG's Irish counsel already having compiled very detailed position papers outlining all of your fraud (again, by your own stories, as you have more than one) and violations of Irish law, along with a barrister already briefed on the situation by BHG's Irish counsel, ready to pounce, proceeding to the finish line, in further violation of the Companies Act of 2014, § 1111, with your fraudulently concealed liabilities in hand, would be this Dismissed Board's most unintelligent move yet.  That is like playing "Russian roulette" with your fate.  There is no such thing as a "good-faith" defiance from GAAP standards, as is clear by your SVP of Finance's choice to exit the situation; such defiance and willful deviation only stems from intent to defraud, just as this Dismissed Board, their management (for which this Dismissed Board is responsible for), and lawyers, are actively doing.  As I told you before, the buck stops at this Dismissed Board.  Your fraud has been laid out for you on a silver platter, and it is clear Mmes. Schaefer and Robinson do not condone such fraudulent conduct.

I urge every member of this Dismissed Board to have their spouses and children read this letter; I think they will tell you that you would be wise to cut your losses before you entirely self-destruct your reputation, and most likely send yourselves to prison (again, if the Irish government does not imprison every standing director and officer over your false statements of financials, they can look forward to your fraudulent concealment of liabilities left and right at Irish companies, and violations of the Companies Act of 2014, §§ 717, 212, 1111, and every other violation this Dismissed Board has committed, time and time again).  Those very statutes are in place to ensure integrity of the financial markets and prevent cataclysmic financial disasters such as what happened in 2008-2009, along with to enforce the opportunity for shareholders to decide how to "deal with the situation" of a loss of capital (for which, recapitalization by shareholders is absolutely their choice and right), and not upholding those statutes to the maximum extent (especially when your conduct has been proven to be so willful, with such a track record of notice from BHG, every step of the way) would only incentivize other directors to attempt getting away with the same fraud and ever clear violations of Irish law as this Dismissed Board has committed, entirely undermining the integrity of the financial markets, and victimizing investors in the process.

You are already in the crosshairs of the U.S. Securities and Exchange Commission and Ireland's O.D.C.E. for your acts of fraud, and your wisest choice would be to follow in the footsteps of Ms. Schaefer and Ms. Robinson; you were already told to vacate office, engage no further business judgement (you were very explicitly told your business judgment was not trusted to be in line with shareholder interests, for which the Companies Act of 2014, § 212, bars you from oppressing those interests, leaving a it a breach of fiduciary duty to continue engaging it), and facilitate your replacement as directors, as part of the statutorily required democracy you are legally obligated to maintain.  It is absolute reckless regard for your reputation as businesspeople, to be so stubborn as to allow for your reputation to be destroyed by continuing to perpetuate your fraud and illegal acts.  I can guarantee this Dismissed board would never tell their children to cheat their way to the finish line, so why are you all setting an example that such cheating to the finish line is both acceptable and admirable?  Set an example for your children that when you've taken something too far, you ultimately choose to do what is ethical and exit the situation.  You either have years of possible prison (no matter the story you want to stick to), or you could make an honorable decision that you know your family would appreciate, which is to firmly exit the real "pickle" you have all gotten yourselves into.  You made it very clear you are well aware that you report to shareholders at all times through your request for shareholders to reappoint yourselves at the August 13, 2021, annual general meeting (which you also did not disclose to the U.S. Bankruptcy Court), yet you refuse to even speak with your shareholders, and that choice ended in your being dismissed from office (are you shocked by that?).  That is what happens in a democracy, when you do not listen to your constituency, statutorily empowered to choose who reigns for a reason; to ensure they are represented, and to replace those leaders when they are seen as so starkly failing to represent (certainly, when those leaders refuse to even speak with those whom elected them), and especially when those leaders are recognized as engaging in misconduct and/or fraud.  Your shareholders have asked you to step down, fully and entirely dismissing you from office, and perhaps if you did so, they would have some mercy for your acts.  If shareholders must hold you fully accountable to the Irish laws you have violated, and fraud you have committed, in Ireland, however, I do not believe we will have much mercy for you all.  You will cement an image of yourselves far worse if you remain stubborn.  Your shareholders have asked you to step down (as is their statutory right, which your lawyers admitted on August 2, 2021), when you had no right to end the democracy of this Company (never disclosing that to the U.S. Bankruptcy Court), and you continue to oppress and hold shareholders hostage from doing so.  You have been dismissed and requested to vacate office.  If Ireland must force you to vacate office, you all are risking not only vacating office, but years of prison time for your fraud and violations of Irish law.  Do not destroy your reputation because of how you think it will look to concede to the statutorily required democracy you were legally required to uphold - you will look far, far worse being stubborn than how you would look doing the right thing this moment, before your fate is so much worse, and not even your choice at that point.  The U.S. Securities and Exchange Commission and Irish O.D.C.E. may also have some mercy for you all as well if you end your reign of this Company, in the midst of being ensnared in such a tangled web (you do not have to admit to any wrongdoing as part of conceding to the shareholder vote), as you were instructed to via a formal shareholder vote, and immediately.  That is your best hope of emerging as unscathed as possible.  I can very much bet that Ireland will agree that you would be wise to have taken this advice, should you take this to a point where they are in control of the fate of your acts.  You know what you have done, and the time to cut your losses is now, before you entirely self-destruct your reputation as businesspeople.  You, yourselves, asked shareholders if we wanted to reappoint you to office, and we told you to leave and engage no further business judgement while you are replaced (pursuant to the Articles of Association), very simply.  Your time is up, and that is under Irish law that this Company failed to disclose to the U.S. Bankruptcy Court (among your numerous other failures to disclose, and false disclosures/statements).  The choice of leaders in a democracy is not to be chosen by anyone but the voters, and any exercise of present leaders to continue their reign in "superior judgment" over the constituency, is not a democracy, but a dictatorship.  It is non compos mentis to believe that any deviation from the statutorily required democracy would result in maximum value distribution to stakeholders of this Company, and there is a direct incentive for you to neglect proper care for the entirety of the capital structure, given you have virtually zero of a vested interest in any part of the capital structure of the Company (other than the paychecks you wish to continue extracting from it), incentivizing you to wipe out maximum debt and deal maximum self-negotiated post-reorganization equity (via your self-negotiated MIP plan, for which you have failed to recuse yourselves from benefiting from).  That does not harm you, but it does harm everyone you have fiduciary duty to, and such a conflict would not exist with an unimpeded, full and free democracy, as is your statutory obligation under the Companies Act of 2014, §§ 175, 212, among other statutes.  Had you actually engaged with your shareholders in March (although, you should have consulted with them months before chapter 11 petitions being filed, given that chapter 11 petitions were filed in violation and evasion of the Companies Act of 2014, § 1111), explained your actions in a way that appeared rationale to your constituency you are obligated to consult (hence, your statutory obligation of an August 13, 2021, shareholder vote), and had you explained how you were continuing to seek new ways to maximize value through the entire capital structure (showing a real good-faith effort), and how you were working to achieve a restructuring completely avoidant of conflicts of interest (such as the MIP plan that this Dismissed Board and management self-negotiated, and for which you both failed to, and refuse to, recuse yourselves from, making your goal of arranged self-dealing ever clear), this shareholder base would have had very likely not desired to replace their directors, if they were seen as still representing those whom elected them into office; those most harmed by any failure to maximize value of a company, hence why they are empowered with choosing those with the duty of maximizing value.  You would be wise to not cause stakeholders (far beyond shareholders) to increasingly air this information out before the court any more than we already have (if BHG must return to court with full verbal testimony, you can be assured we are going to lay all of your acts and violations on the table, including the resignations over the past week, even more explicitly than our confirmation objection already filed), to the relevant policing authorities any more than we already have (we have already reported, and are continuing to communicate those authorities), and force us to continue blasting it all out (increasingly) to the press (any more than we already have been forced to), as are all our rights under the first amendment of the United States Constitution.  Authorities have been widely alerted and are circling.  It is clear not even members of your senior leadership agree with your absolutely fraudulent conduct, given their very timely resignations.  It is then not wise to continue pouring gas on the fire (you lit yourselves) to entirely self-destruct the reputation of all members of this Dismissed Board through being stubborn, and I know you would tell your children the same.  Heed to the advice you would give.

Very Truly Yours,

Alexander Parker

Senior Managing Director
The Buxton Helmsley Group, Inc.

EXHIBIT A

EXHIBIT  B